THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	CLEVELAND DAYTON WASHINGTON, D.C.

April 4, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Catalyst Funds (the “Registrant”) Post-Effective Amendment No. 52

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided on April 4, 2011, to JoAnn Strasser with respect to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement and the Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund and Compass EMP Alternative Strategies Fund.  Your comments explained that the Legal Opinion and Consent filed as Exhibit 99.28(i) and the Consent of Independent Registered Public Accounting Firm filed as Exhibit 99.28(j) were not conformed.  You asked that the Registrant confirm that it received a signed Legal Opinion and Consent and a signed Consent of Independent Registered Public Accounting Firm consistent with the requirements of Rule 483(c)(1) under the Securities Act of 1933, as amended.

The Registrant has authorized us to confirm that the Legal Opinion and Consent and the Consent of Independent Registered Public Accounting Firm were signed and that the lack of "conformed" signature marks were due to an inadvertent error that occurred during the EDGAR conversion process.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP